FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:                     October, 2004
Commission File Number :      001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated October 18, 2004, relating to Lafarge to build a cement grinding plant in southern Vietnam

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 18, 2004

Lafarge announces the construction of a cement grinding plant in southern Vietnam

Lafarge, which first moved into the Ho Chi Minh City region in 2001, has announced the construction of a cement grinding plant on the Long Tau river, 20km south-east of Ho Chi Minh City in Dong Nai province.

Construction of this 500,000 tonne grinding facility is due to start in October 2004, and the new plant, which will be built to the highest environmental and safety standards, is set to enter service during late 2005.

The investment, which will cost a total of almost US$30 million, is being made by the DonaFrance joint venture, in which Lafarge owns a 70% interest alongside a Vietnamese building materials company. The project is rapidly expected to create value for shareholders thanks to the construction market’s strong pace of expansion, particularly in the Ho Chi Minh City region.

The Vietnamese cement market is enjoying very brisk conditions with annual growth averaging close to 15% over the past decade. With demand for cement running at 23 million tonnes, Vietnam currently has to import over 4 million tonnes of clinker.

“This project in a region undergoing rapid economic and urban development fits perfectly with our expansion strategy focusing on growth markets and will help to strengthen our manufacturing presence in South-East Asia” commented Bernard Kasriel, Lafarge’s Chief Executive Officer.

Notes to Editors:

1.	Lafarge’s ready-mix concrete activities in the Ho Chi Minh City region have a capacity of 350,000 m3 and consist of three concrete plants with 80 employees.

2.	The southern Vietnamese market, which currently accounts for a volume of 10 million tonnes and has posted growth averaging close to 15% over the past ten years, is already experiencing a cement production shortage of over 2 million tonnes. Our project is an integral part of the Vietnamese Construction Ministry’s Development Plan that aims to cut the percentage of imports.

3.	Ho Chi Minh City already has a population of close to 7 million, a figure that may double over the next ten years. Since 1995, GDP has increased at an average rate of 12%. Dong Nai province is also enjoying very rapid expansion, with some of the country’s highest growth rates, including 20% for the industrial sector.

4.	The Lafarge group’s Cement division generated 46% of its sales and 42% of its operating income in emerging markets in 2003.

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Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries. In 2003, the Group posted sales of €13.6 billion and operating profit on ordinary activities of €1.9 billion.

Further information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19 47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 18, 2004	Lafarge (Registrant) By: /s/ Jean-Pierre Cloiseau Name: Jean-Pierre Cloiseau Title: Senior Vice President, Finance

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